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Exhibit (d)(23)

Item 5.    Past Contacts, Transactions, Negotiations and Agreement.

        The Company is a party to a convertible note hedge issued by Credit Suisse First Boston International ("CSFB"). Pursuant to the convertible note hedge, CSFB will deliver, at the Company's option, not more than 12,939,684 shares of the Company's common stock to the Company upon settlement of the hedge. The Company also issued to CSFB warrants to purchase 12,939,689 shares of common stock at an exercise price of $72.08 per share. 6,302,521 of the warrants expire on June 15, 2008 and the remaining 6,637,168 warrants expire on June 15, 2010. At its option, the Company may settle both the convertible note hedge and the warrants in cash.

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  Item 5. Past Contacts, Transactions, Negotiations and Agreement.